UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BCSB Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
055367106
(CUSIP Number)
April 14, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	055367106

1	NAMES OF REPORTING PERSONS FSI Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		159,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	159,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 9 Pages

CUSIP No.	055367106

1	NAMES OF REPORTING PERSONS Steven N. Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		159,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	159,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 3 of 9 Pages

CUSIP No.	055367106

1	NAMES OF REPORTING PERSONS John M. Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		159,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	159,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 3,120,945 shares of common stock outstanding as of April 10, 2008, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 13, 2008.

Page 4 of 9 Pages

SCHEDULE 13G
Item 1
(a)	Name of Issuer:

BCSB Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4111 East Joppa Road, Suite 300 Baltimore, MD 21236 United States of America
Item 2
(a)	Name of Person Filing:
1.	FSI Group, LLC

2.	Steven N. Stein

3.	John M. Stein
(b)	Address of Principal Business Office or, if none, Residence:
1.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202

2.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202

3.	1300 Carew Tower 441 Vine Street Cincinnati, Ohio 45202
(c)	Citizenship:
1.	Ohio

2.	United States of America

3.	United States of America

Page 5 of 9 Pages

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share

(e)	CUSIP Number:

055367106

Item 3	Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Page 6 of 9 Pages

Item 4	Ownership:
(a)	Amount beneficially owned:

159,000(2)

(b)	Percent of class:

5.1%(3)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 159,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 159,000
FSI Group, LLC is controlled by John M. Stein and Steven N. Stein and is (i) the general partner of Financial Stocks Limited Partnership, which is the record owner of 135,000 shares of the security being reported, and (ii) the investment manager of a separately managed institutional account which is the record holder of 24,000 shares of the security being reported and over which FSI Group, LLC has trading discretion. Therefore, FSI Group, LLC, John M. Stein and Steven N. Stein share with Financial Stocks Limited Partnership the power to vote and dispose of such shares and FSI Group, LLC, John M. Stein and Steven N. Stein share the power to vote and dispose of the shares held by the separate institutional account, and, accordingly, may be deemed the beneficial owners of such shares. The foregoing should not be construed in and of itself as an admission by FSI Group, LLC, Steven N. Stein or John M. Stein as to the beneficial ownership of the shares owned by Financial Stocks Limited Partnership or the separate institutional account, as the case may be.

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

[2]	The number of shares beneficially owned is reflected as of April 14, 2008.

[3]	Based on 3,120,945 shares of common stock outstanding as of April 10, 2008, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 13, 2008.

Page 7 of 9 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 11, 2009	FSI Group, LLC
/s/ JOHN M. STEIN
By: John M. Stein
	Title:	President

/s/ STEVEN N. STEIN
Steven N. Stein

/s/ JOHN M. STEIN
John M. Stein

Page 9 of 9 Pages

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13G filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: September 11, 2009	FSI Group, LLC
/s/ JOHN M. STEIN
By: John M. Stein
	Title:	President

/s/ STEVEN N. STEIN
Steven N. Stein

/s/ JOHN M. STEIN
John M. Stein